UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

USI HOLDINGS CORPORATION
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

90333H101
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, CIO
Reed, Conner & Birdwell, LLC
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA  90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


November 20, 2006
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  90333H101

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		2,950,603
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,950,603

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	2,950,603

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.08%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 90333H101
Item 1: Reporting Person, Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 2,950,603
Item 8: None
Item 9: 2,950,603
Item 10: None
Item 11: 2,950,603
Item 13: 5.08%
Item 14: IN

Cusip # 90333H101
Item 1: Reporting Person,Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 2,950,603
Item 8: None
Item 9: 2,950,603
Item 10: None
Item 11: 2,950,603
Item 13: 5.08%
Item 14 IN


* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of USI HOLDINGS CORPORATION whose principal executive offices are located at 555 PLEASANTVILLE ROAD, SUITE 160 SOUTH,
BRIARCLIFF MANOR, NY  10510.

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	President & CEO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	CIO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

The company's press release of October 24th indicated that in response to an inquiry by a private equity firm to acquire the firm, the Board has formed a special committee to review the proposal and evaluate all options. In the current environment of easy access to financing and record amounts of money raised by private equity, we are not surprised that someone would be interested in USI as insurance brokerage is capable of producing steady cashflow that can be easily levered.

What concerns us is the inherent conflict of interest posed by management led buy-outs of publicly traded companies generally and specifically we question whether the current juncture is the most opportune time for USI to be evaluating such proposals. The last we checked, USI was coming out of a self-inflicted period of operating mistakes and was just beginning to show signs of steady margin improvement en route to industry averages of profitability. If indeed the special committee is going to fully explore all options, we would sincerely hope that price talk involves a comparison with the present value of the planned operational improvement and running the company as an ongoing concern. We are currently being burned and have been burned in the past in similar situations where our upside is being transferred to private equity firms and the management team, and we would implore the special committee to view the process with complete impartiality and integrity.

On that basis, we find it hard to believe that a private equity firm can pay a multiple higher than that of a strategic buyer and we would again implore the special committee to insist that its investment bankers run a full auction to insure the highest possible value for shareholders, if that is the course on which USI has embarked.

Reed, Conner & Birdwell, LLC. ("RCB") and its' Control Persons are referred to herein as the "Reporting Person." RCB is a registered investment advisor engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued companies and purchasing shares of these companies. In order to achieve its clients' investment objectives, RCB may participate in discussions with company management or third parties concerning significant matters in which RCB may suggest possible courses of action to enhance shareholder value or cause recognition of the company's true value. In such situations, RCB may acquire more than five percent of a company's equity securities in order to play a more active role in corporate governance and participate in discussions with third parties concerning proposed corporate transactions. RCB may seek to play such a role in regard to the Issuer.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which RCB has discretionary investment and voting power. RCB intends to seek to participate in discussions with the management of the Issuer intended to maximize shareholder value, which may include proposals to change its capitalization. In addition, the Reporting Person, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of RCB's clients or dispose of some or all of RCB's current holdings of the Securities in the ordinary course of RCB's business and the management of its client accounts.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 2,950,603 shares of common stock which constitutes approximately 5.08% of shares outstanding. All ownership percentages herein assume that there are 58,090,000 MM shares outstanding.

(c)	Transactions made by RCB within the last sixty days:


Type	Date    	Shares 	PX
S	9/14/2006	2885	13.30
S	9/15/2006	141	13.43
S  	9/15/2006	500	13.36
S  	9/15/2006	2400	13.48
S	9/18/2006	194	13.54
S	9/19/2006	30	13.37
S	9/19/2006	764	13.38
B	9/20/2006	293	13.75
S	9/21/2006	1037	13.73
B	9/22/2006	292	13.41
S  	9/22/2006	1100	13.49
S	9/25/2006	97	13.73
S  	9/25/2006	2200	13.49
S	9/28/2006	167	13.69
B	9/28/2006	308	13.70
S	9/28/2006	508	13.63
B  	10/2/2006	5150	13.52
S	10/3/2006	128	13.48
S	10/4/2006	76	13.51
B  	10/6/2006	5000	13.85
B	10/9/2006	86	13.99
S	10/10/2006	226	14.05
S	10/10/2006	750	14.06
S	10/12/2006	76	14.20
S	10/12/2006	163	14.18
S	10/16/2006	155	14.55
B  	10/16/2006	1300	14.53
S	10/19/2006	715	14.92
S  	10/19/2006	23000	14.80
S	10/23/2006	208	14.93
S  	10/24/2006	10400	14.80
S	10/25/2006	190	15.90
S	10/27/2006	505	15.92
S	10/31/2006	308	15.87
S	10/31/2006	355	15.90
S  	11/1/2006	41100	15.83
S	11/2/2006	5019	15.46
S	11/3/2006	164	15.49
S	11/3/2006	192	15.44
S	11/3/2006	574	15.49
S	11/3/2006	249	15.43
S	11/6/2006	160	15.55
S	11/9/2006	533	15.49
S	11/10/2006	14	15.30
S	11/16/2006	92	15.15
S	11/16/2006	793	15.19




Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on November 20, 2006.


Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement by RCB and its' control persons.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2006

Reed Conner & Birdwell, LLC.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: November 20, 2006


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO